50 5/30/03





03015836

UNITED STATES
:S AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 5-29-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING
RECEIVED
MAY 2 7 2003
WASH. D.C. 188 SECTION

SEC FILE NUMBER
8-052946

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1-22-02 (DATE OPERATIONS COMMENCED)__ AND ENDING __12-31-02__

         · MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSCEND CAPITAL, LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

902 EAST 5TH ST., SUITE 204

(No. and Street)

AUSTIN	TX	78702
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TOM MYERS   512-485-3140

                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDERSON HUTCHERSON & MCCULLOUGH, PLLC

(Name – if individual, state last, first, middle name)

1000 RIVERFRONT PARKWAY	CHATTANOOGA	TN	37402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)
     Potential persons who are to respond to the collection of
     Information contained in this form are not required to respond
     unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Thomas E Myers_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
TRANSCEND CAPITAL, LP _____ , as
of _____DECEMBER 31_____ , 20_02_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE

SHAWNA M. SIGALA
Notary Public, State of Texas
My Commission Expires
August 29, 2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) ~~Statement of Financial Condition.~~ BALANCE SHEET
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSCEND CAPITAL, LP

FINANCIAL STATEMENTS

DECEMBER 31, 2002

TRANSCEND CAPITAL, LP

INDEX

DECEMBER 31, 2002



INDEPENDENT AUDITORS' REPORT

To the Partners
Transcend Capital, LP
Austin, Texas

We have audited the accompanying balance sheet of Transcend Capital, LP as of December 31, 2002, and the related statements of income and changes in partners' equity, and cash flows for the period from January 22, 2002 (date operations commenced) to December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transcend Capital, LP as of December 31, 2002 and the results of its operations and its cash flows for the period then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information on Page 8, Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Page 9, Schedule of Reconciliation of the Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chattanooga, Tennessee
May 9, 2003

Henderson Hutcherson & McCullough, PLLC

3

TRANSCEND CAPITAL, LP

BALANCE SHEET

DECEMBER 31, 2002

ASSETS

CURRENT ASSETS	
Cash	$ 81,054
Deposit account at clearing company	50,391
Commission receivable	15,317
TOTAL ASSETS	**$146,762**

LIABILITIES AND PARTNERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 408
Total current liabilities	408
PARTNERS' EQUITY	146,354
TOTAL LIABILITIES AND PARTNERS' EQUITY	**$146,762**

The accompanying notes are an integral part of the financial statements.

TRANSCEND CAPITAL, LP

STATEMENT OF INCOME AND PARTNERS' EQUITY

FROM JANUARY 22, 2002 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 2002

REVENUES	
Transaction fees	$224,004
Interest income	2,694
Other revenues	3,609
Total revenues	230,307
EXPENSES	
Clearing charges	75,801
Broker/dealer fees	101,500
Other regulatory fees	21,358
Office expenses	15,953
Miscellaneous	441
Total expenses	215,053
NET INCOME	15,254
PARTNERS' EQUITY	
Beginning balance	0
Contributions	131,100
Net income	15,254
Ending balance	$146,354

The accompanying notes are an integral part of the financial statements.

TRANSCEND CAPITAL, LP

STATEMENT OF CASH FLOWS

FROM JANUARY 22, 2002 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 15,254
Adjustments to reconcile net loss to net cash provided by operating activities	
Deposit account at clearing company	(50,391)
Commission receivable	(15,317)
CRD payable	408
Cash used by operating activities	(50,046)

CASH FLOWS FROM FINANCING ACTIVITIES

Contribution of capital	131,100
Cash provided by financing activities	131,100

NET INCREASE IN CASH

NET INCREASE IN CASH	81,054
Cash at beginning of period	0
Cash at end of period	$ 81,054

The accompanying notes are an integral part of the financial statements.

TRANSCEND CAPITAL, LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Transcend Capital, LP (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a limited partnership organized under the laws of the State of Texas on October 29, 1999. However, the Company was dormant until it commenced operations on January 22, 2002.

Basis of Presentation

The Company is a broker-dealer that specializes in advanced options and derivative strategies for trading professionals. The Company offers institutional and professional traders the products and services they need to execute their trading strategies and may trade:

- Listed and OTC Equities
- Mutual Funds
- Options
- Bonds
- Electronic Bullets

However, the Company also offers brokerage services to individual investors who do not trade the markets as actively as institutional and professional traders.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions and Commissions

Securities transactions are recorded on a settlement-date basis, which does not differ materially from the trade-date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is not a tax-paying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the partnership agreement.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, such as cash interest-bearing demand deposits and money market funds, with an original maturity of less than 90 days.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Changes in Subordinated Liabilities

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC, since no such liabilities existed at December 31, 2002 or at any time during the period then ended.

NOTE 2 – CASH SEGREGATED UNDER FEDERAL REGULATIONS

The Company maintains special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC. As of December 31, 2002, cash of $50,391 has been segregated into this account.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission and elects to compute its net capital requirements in accordance with the aggregate indebtedness method. This method requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that minimum net capital may not be less than $100,000. At December 31, 2002, the Company had net capital of $145,965 which was $45,963 in excess of the minimum net capital required. The ratio of aggregate indebtedness to net capital was .28% at December 31, 2002.

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital at the greater of 6⅔% of total aggregate indebtedness or $100,000. Transcend Capital, LP had net capital of $145,963, which was $45,963 in excess of the minimum net capital requirement of $100,000 at December 31, 2002. The excess of net capital at 1,000% was $45,963, and the ratio of aggregate indebtedness to net capital was .28% at December 31, 2002.

NOTE 4 – RESERVE REQUIREMENTS

Transcend Capital, LP is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirements under Rule 15c3-3. The Company clears all customer transactions through a broker-dealer, Pension Financial Services, Inc., on a fully disclosed basis as requested for exemption under SEC Rule 15c3-3(k)(2)(ii). The expense associated with this service was approximately $18,765.

NOTE 5 – RELATED PARTY TRANSACTIONS

For the period ended December 31, 2002, a related party has paid all of the shared expenses and managed the sales and back office functions for the Company. Under the terms of an agreement the Company paid Broker-Dealer fees of $101,500 to Rampant Lion Investments Group, LLC, which holds a 1% interest as General Partner and exercises significant control over the Company.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

TRANSCEND CAPITAL, LP

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE PERIOD ENDED DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Net Capital

Total equity	$146,354
Deduct equity not allowable for net capital	0
Total equity qualified for net capital	146,354

ADD

Subordinated borrowings allowable in computation of net capital	0
Other deductions of allowable credits	0
Total capital and allowable subordinated liabilities	146,354

DEDUCTIONS AND/OR CHARGES

Non-allowable assets	391
Net capital	$145,963

COMPUTATION OF AGGREGATE INDEBTEDNESS

STATEMENT OF FINANCIAL CONDITION

Items included	$ 408
Items not included	0
Total aggregate indebtedness	$ 408

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

MINIMUM NET CAPITAL REQUIRED

Greater of $120,000 or 6 2/3% of aggregate indebtedness	$ 100,000
EXCESS NET CAPITAL	$ 45,963
EXCESS NET CAPITAL AT 1,000 PERCENT	$ 145,922
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ .28%

TRANSCEND CAPITAL, LP

SCHEDULE OF RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE PERIOD ENDED DECEMBER 31, 2002

NET CAPITAL, AS REPORTED IN COMPANY'S PART II

(UNAUDITED) FOCUS REPORT	$145,963
Net audit adjustment to revenues and expenses	0
Audit adjustments to adjust asset accounts	0
NET CAPITAL PER AUDIT	$145,963



HENDERSON HUTCHERSON & McCULLOUGH, PLLC
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c-3-3

To the Partners
Transcend Capital, LP
Austin, Texas

In planning and performing our audit of the financial statements and supplementary schedules of Transcend Capital, LP for the period ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1000 Riverfront Parkway • Chattanooga, Tennessee 37402-2103 • 423.756.7771 • Email: cpa@hhmcpas.com • Fax: 423.265.8125

An Independent Member of the BDO Seidman Alliance Business Consultants & Financial Advisors

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under the standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for the purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objective.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chattanooga, Tennessee
May 9, 2003

Henderson Hutcherson
& McCullough, PLLC



CAPITAL
MARKETS
COMPLIANCE ®

Capital Markets Compliance®, L.L.C.



Monday, May 05, 2003

U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549
Tel:(202) 942-8088

RE: Restatement of 2002 Annual Audit for Transcend Capital, LP (CRD#104483)

To whom it may concern:

Please allow this letter to serve as an explanation for your receipt of this restated audit noted above. When analyzing the audit documents it was identified that the assets were not accurately stated because certain accrual accounts were missing. This was because a cash basis balance sheet and income statement was provided to the auditor by mistake, and as such certain accrual accounts were not found on the Balance Sheet and Income statement initially provided to the auditor.

Throughout early April 2003, the auditor, Ms. McCullough, and myself had a conversation regarding what had happened and decided to address how we will conclude this matter. At the conclusion, it was decided that I would provide supporting statements for accrual based financials including, supporting clearing statements, WebCRD statements, and management fee invoices and we would discuss further. As part of subsequent conversations with Ms. McCullough it was determined that in light of the new information the audit should be amended and restated.

I am available at any time after your receipt of this letter to discuss this issue. I can be reached at 404.842.0888.

Best regards,

Jonathan A. Self
FINOP, Transcend Capital, LP
CFO, Capital Markets Compliance®, LLC

4060 Peachtree Road
Suite D, PMB 263
Atlanta, GA 30319
404.842.0888
1.877.600.1780 fax
www.cmcompliance.com